NEXT THING TECHNOLOGIES, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2020 AND 2019



To the Board of Directors of
Next Thing Technologies, Inc.
San Francisco, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statements of Next Thing Technologies, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2020 and for the period from August 26, 2019 (inception) to December 31, 2019, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the periods then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception, has sustained net losses of $16,200 and $3,655 for the periods ended December 31, 2020 and 2019, respectively, and has incurred negative cash flows from operations for the periods ended December 31, 2020 and 2019. As of December 31, 2020, the Company had an accumulated deficit of $19,855. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC
Denver, Colorado
October 6, 2021

NEXT THING TECHNOLOGIES, INC.

BALANCE SHEETS

		December 31,		
		2020		2019
ASSETS				
Current assets:				
Cash and cash equivalents	$	61,165	$	36,345
Deferred offering costs		20,000		-
Total current assets		81,165		36,345
Intangible assets		20,000		20,000
Total assets	$	101,165	$	56,345
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	520	$	-
Interest payable, related parties		500		-
Total current liabilities		1,020		-
Loan payable, related parties		60,000		-
Total liabilities		61,020		-
Commitments and contingencies (Note 8)				
Stockholders' equity:				
Preferred stock, $0.00001 par value, 10,000,000 shares authorized, no shares issued or outstanding as of both December 31, 2020 and 2019		-		-
Class A common stock, $0.00001 par value, 32,000,000 shares authorized, no shares issued or outstanding as of both December 31, 2020 and 2019		-		-
Class B common stock, $0.00001 par value, 18,000,000 shares authorized, issued and outstanding as of both December 31, 2020 and 2019		180		180
Additional paid-in capital		59,820		59,820
Accumulated deficit		(19,855)		(3,655)
Total stockholders' equity		40,145		56,345
Total liabilities and stockholders' equity	$	101,165	$	56,345

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLOGIES, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2020		For the Period August 26, 2019 (date of inception) through December 31, 2019	
Revenues	$	-	$	-
Operating expenses:				
General and administrative		15,616		3,655
Sales and marketing		84		-
Total operating expenses		15,700		3,655
Loss from operations		(15,700)		(3,655)
Other expense:				
Interest expense		500		-
Total other expense		500		-
Provision for income taxes		-		-
Net loss	$	(16,200)	$	(3,655)
Weighted average common shares outstanding - basic and diluted		18,000,000		18,000,000
Net loss per common share - basic and diluted	$	(0.001)	$	(0.000)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLOGIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Preferred Stock		Common Stock Class A		Class B		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount			
Balances at August 26, 2019 (inception)	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of common stock	-	-	-	-	18,000,000	180	59,820	-	60,000
Net loss	-	-	-	-	-	-	-	(3,655)	(3,655)
Balances at December 31, 2019	-	-	-	-	18,000,000	180	59,820	(3,655)	56,345
Net loss	-	-	-	-	-	-	-	(16,200)	(16,200)
Balances at December 31, 2020	-	$ -	-	$ -	18,000,000	$ 180	$ 59,820	$ (19,855)	$ 40,145

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

NEXT THING TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2020	For the Period August 26, 2019 (date of inception) through December 31, 2019
Cash flows from operating activities:		
Net loss	$ (16,200)	$ (3,655)
Adjustments to reconcile net loss to net cash used in operating activities:		
Accounts payable	520	-
Interest payable, related parties	500	-
Net cash used in operating activities	(15,180)	(3,655)
Cash flows from investing activities:		
Purchase of trademarks	-	(20,000)
Net cash used in investing activities	-	(20,000)
Cash flows from financing activities:		
Proceeds from related party loans	60,000	-
Issuance of common stock	-	60,000
Deferred offering costs	(20,000)	-
Net cash provided by financing activities	40,000	60,000
Net increase in cash and cash equivalents	24,820	36,345
Cash and cash equivalents at beginning of period	36,345	-
Cash and cash equivalents at end of period	$ 61,165	$ 36,345
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest	$ -	$ -

1. **NATURE OF OPERATIONS**

    Next Thing Technologies, Inc. (the "Company") is a corporation formed on August 26, 2019 under the laws of Delaware. The Company is creating and investing in solutions focused on energy storage and renewable energy technologies. The Company is headquartered in Los Angeles, California.

    As of December 31, 2020, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

2. **GOING CONCERN**

    The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

    The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $16,200 and $3,655 for the periods ended December 31, 2020 and 2019, respectively, and has incurred negative cash flows from operations for the periods ended December 31, 2020 and 2019. As of December 31, 2020, the Company had an accumulated deficit of $19,855. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Basis of Presentation

    The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

    Use of Estimates

    The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

    Concentrations of Credit Risk

    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2020 and 2019, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Indefinite-Lived Intangible Assets

Indefinite-lived intangible assets consist of trademarks purchased in September 2019. The impairment test for identifiable indefinite-lived intangible assets consists of a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Deferred Offering Costs

The Company complies with the requirements of Accounting Standards Codification ("ASC") 340, Other Assets and Deferred Costs, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2020 and 2019, the Company had recorded $20,000 and $0 in deferred offering costs, respectively.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes.* Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2020 and 2019, diluted net loss per share is the same as basic net loss per share for each year. Three were no potentially dilutive items outstanding as of December 31, 2020 and 2019.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective at inception.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. INTANGIBLE ASSETS

In September 2019, the Company purchased certain trademarks pursuant to a trademark assignment agreement for $20,000 in cash. The trademarks are indefinite-lived. As of December 31, 2020 and 2019, no impairment was recorded.

5. LOANS PAYABLE, RELATED PARTY

During 2020, the Company received $60,000 in proceeds from its founders. The loan bears interest at 5% per annum, is unsecured and is payable on its maturity at October 26, 2022 or upon a merger, acquisition or other change in control event.

As of December 31, 2020, the outstanding principal was $60,000. Interest expense was $500 for the year ended December 31, 2020, all of which was accrued and unpaid as of December 31, 2020.

6. **STOCKHOLDERS' EQUITY**

As of December 31, 2020 and 2019, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 10,000,000 shares of preferred stock, 32,000,000 shares of Class A common stock and 18,000,000 shares of Class B common stock, all $0.00001 par value. See Note 9 related to the stock-split and authorized shares.

As of December 31, 2020 and 2019, there were no preferred shares outstanding.

Each holder of Class A common stock will be entitled to one vote for each share of common stock held. Each holder of Class B common stock will be entitled to ten votes for each share of common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held. Class B stockholders may convert shares of Class B common stock into shares of Class A common stock at the option of the holder at any time.

During the period ended December 31, 2019, the founders contributed $60,000 in exchange for 18,000,000 shares of Class B common stock (post stock split, see Note 9).

As of December 31, 2020 and 2019, the Company had 18,000,000 shares of common stock outstanding.

7. **INCOME TAXES**

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences, stock-based compensation expense, research and development and net operating loss carryforwards. As of December 31, 2020 and 2019, the Company had net deferred tax assets before valuation allowance of $10,917 and $1,027, respectively, all of which pertaining to the Company's net operating loss carryforwards.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the periods ended December 31, 2020 and 2019, cumulative losses through December 31, 2020 and no history of generating taxable income. Therefore, valuation allowances of $10,917 and $1,027 were recorded as of December 31, 2020 and 2019, respectively. Valuation allowance increased by $9,890 and $1,027 during the periods ended December 31, 2020 and 2019, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2020 and 2019 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2020 and 2019, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $38,835 and $3,655, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2019-2020 tax years remain open to examination.

8. **COMMITMENTS AND CONTINGENCIES**

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

9. SUBSEQUENT EVENTS

On May 12, 2021, the Company effectuated a 2-for-1 forward stock split of its authorized, issued and outstanding shares of common stock. The Company's corrected and amended Certificate of Incorporation authorized the Company to issue a total of 32,000,000 shares of Class A common stock and 18,000,000 shares of Class B common stock, $0.00001 par value. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

On June 11, 2011, the Board approved and adopted the Company's 2021 Equity Incentive Plan (the "Plan") and reservation of 2,400,000 shares of Class A common stock for the Plan. Through the issuance date, 103,094 stock options were granted pursuant to the Plan with an exercise price of $1.94 per share.

Management has evaluated subsequent events through October 6, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.